File No. 70-9483


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               TO
                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                    Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, Maryland 21740


                    West Penn Power Company
                    800 Cabin Hill Drive
                    Greensburg, Pennsylvania 15601


                    AYP Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, Maryland 21740


            (Name of companies filing this statement
          and addresses of principal executive offices)
                      _____________________
                     Allegheny Energy, Inc.

  (Name of top registered holding company parent of applicants)

                    Thomas K. Henderson, Esq.
                         Vice President
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                   Hagerstown, Maryland 21740

             (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-
                         Declaration to:

                    Thomas K. Henderson, Esq.
                         Vice President
                      Allegheny Energy, Inc
                      10435 Downsville Pike
                 Hagerstown, Maryland 21740-1766

1.    Applicants  hereby  amend Item  No.  6.  Exhibits  and

  Financial  Statements by deleting it in its  entirety  and

  substituting  the  following,  including  exhibits   filed

  herewith, therefor:



Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1  Form of Certificate of Formation and Limited
               Liability Company Operating Agreement for
               Energy Subsidiary.

          A-2  Form of Certificate of Formation and Limited
               Liability Company Agreement for GENCO.

          B-1  Fort Martin Unit No. 2 Construction and
               Operating Agreement, dated December 30, 1965, among Monongahela, Potomac Edison, and West Penn.

          B-2  Pleasants Power Station Construction and Operating
               Agreement, dated as of September 15, 1977, among Monongahela, Potomac Edison and West Penn.

          B-3  Hatfield's Ferry Power Station Construction and
               Operating Agreement, dated April 20, 1968, among
               Monongahela, Potomac Edison and West Penn.

          B-4  Harrison Power Station Construction and Operating
               Agreement, dated as of March 31, 1971, among Monongahela, Potomac Edison and West Penn.

          B-5  Form of Assignment for each Joint-Owner Operating
               Agreement.

          B-6  Form of Proposed Operating Agreement between
               West Penn and GENCO.

          B-7 Form of Proposed Lease of Certain Generating Assets between GENCO, as Lessor, and West Penn, as Lessee.

          B-8 Inter-Company Power Agreement among Ohio Valley Electric Corporation, West Penn and the other parties thereto, dated July 10, 1953, as modified, filed in paper pursuant to a Hardship Exemption.

          B-9 Equity Agreement among Monongahela, Potomac Edison and West Penn, dated June 17, 1981, as amended.

          B-10 APS Power Agreement among, Monongahela, Potomac
               Edison, West Penn and AGC, dated August 24, 1981.

          B-11 Form of Service Agreement to be entered into between Allegheny Energy Service Corporation and
               Energy Subsidiary and AESC and  GENCO.

          D-1  Application of West Penn for Approval of its
               Restructuring Plan under Section 2806 of the Public Utility Code, dated November 3, 1998 (West Penn's
               Settlement Agreement approved by the
               Pennsylvania Public Utility Commission,
               incorporated by reference to SEC File No. 70-
               9147).

          D-2  Final Opinion and Order of Pennsylvania Public
               Utility Commission Approving West Penn's
               Restructuring Plan, dated November 19, 1998
               (incorporated by reference to SEC File No. 70-9147)

          D-3 Acceptance by the FERC of Market Rate Tariff for GENCO. Filing made at Docket No. ER99-4020-000 on August 6, 1999 (noticed on August 13, 1999). Currently under review by FERC; acceptance to be filed by amendment.

          D-4  Approval of FERC regarding Transfer of Lake Lynn
               Generating Facility. Filing made at Project Number
               2459-093 on September 17, 1999. Currently under review by FERC; approval to be filed by amendment.

         D-5 Approval by FERC regarding Transfer of Shares of AGC from West Penn to Energy Subsidiary. This
               Exhibit, along with D-6 and D-7 are all part of the filing at Docket No. EC99-112-000 made on September 2, 1999 noticed by the FERC on September 9, 1999, and now under review by FERC. Approval to be filed by amendment.

          D-6 Approval by FERC regarding transfer of shares of AGC from Energy Subsidiary to GENCO.

          D-7 Approval by FERC of transfer of West Penn's rights under the OVEC Agreement to Energy Sub and from Energy Sub to GENCO.

          F    Opinion of Counsel.

         G-2   Allegheny Energy, Inc.'s Financial Data Schedule (actual).



     B.   Financial Statements as of June 30, 1999

          FS-1 Allegheny Energy, Inc. and subsidiaries consolidated balance sheet, per books.

          FS-2 Allegheny Energy, Inc. and subsidiaries consolidated statement of income, per books.

          FS-3 Allegheny Energy, Inc. and subsidiaries consolidated statement of retained earnings, per books.

                          SIGNATURE



          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the Undersigned Company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.


                           By  /S/ THOMAS K HENDERSON
                              Thomas K. Henderson, Esq.
                              Vice President



                              WEST PENN POWER COMPANY


                            By /S/ THOMAS K HENDERSON
                              Thomas K. Henderson, Esq.
                              Vice President


                              AYP ENERGY, INC.


                            By  /S/ THOMAS K HENDERSON
                              Thomas K. Henderson, Esq.
                              Vice President



Dated:   September 22, 1999